UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 17, 2016, announcing the Comapany's financial results for the fourth quarter and full year ended December 31, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 21, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV NV ANNOUNCES FINAL RESULTS 2015

HIGHLIGHTS

•	Dividend of USD 0.82 per share in line with our return to shareholders policy
•	Best year for Euronav since 2008 with net profit of USD 350 million for 2015
•	First quarter 2016 stronger than first quarter 2015
•	AGM to approve dividend 12 May with anticipated ex-dividend date 17 May

ANTWERP, Belgium, 17 March 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its audited financial results for the fourth quarter and full year 2015.

Paddy Rodgers, CEO of Euronav, commented on the final results: "2015 was a landmark year for Euronav with the Company achieving a number of key objectives such as delivery of the most profitable year since 2008, full listing on the NYSE and the appointment of Carl Steen as an independent Chairman. I would like to take this opportunity to thank the Board of Directors, management and staff for all their hard work and dedication in helping the group to accomplish so much during 2015".

Paddy Rodgers outlined the following thoughts on the current market: "Euronav continues to experience robust and fundamental strength in the VLCC and Suezmax sectors. The first quarter of 2016 is not only substantially better than the first quarter of 2015 but it should also beat the fourth quarter of 2015 which was the best of the four quarters for that year. We believe the current market fundamentals are not reflected in our share price."

"Vessel supply always needs to be considered in the context of the anticipated demand for oil. In the context of robust oil demand (IEA forecast 1.2 mbpd growth for 2016) and with potential for further demand stimulation from a low oil price, we believe that the supply of VLCCs and Suezmaxes is a manageable prospect for the tanker sector. At the same time, capital markets delevering and a structural restriction of availability of financing for tankers have substantially reduced the rate of large tanker ordering in the past six months. This critical factor along with a sustained positive ton-mile expansion and the likelihood of persistently high global oil production provide support for a positive outlook for large tanker markets through 2016 and beyond."

So far in the first quarter of 2016 the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 62,275 per day and 92% of the available days have been fixed. Euronav's Suezmaxes trading on the spot market have earned about USD 37,500 per day on average with 99% of the available days fixed for the first quarter.

Consolidated financial results 2015 summary

The most important key figures are:

in thousands of USD		Fourth Quarter 2015	Fourth Quarter 2014	Full Year 2015	Full Year 2014

Revenue		225,644	144,866	846,507	473,985
Other operating Income		1,154	4,853	7,426	11,411

Voyage expenses and commissions		(15,956)	(27,176)	(71,237)	(118,303)
Vessel operating expenses		(38,812)	(37,000)	(153,718)	(124,089)
Charter hire expenses		(6,438)	(10,014)	(25,849)	(35,664)
General and administrative expenses		(16,122)	(12,286)	(46,251)	(40,565)
Net Gain (loss) on disposal of tangible assets		11,165	4,345	5,300	5,706

EBITDA		160,635	67,588	562,178	172,481

Depreciation		(54,896)	(47,894)	(210,206)	(160,954)
EBIT (result from operating activities)		105,739	19,694	351,972	11,527

Net finance expenses		(9,799)	(37,458)	(47,630)	(93,353)
Share of profit (loss) of equity accounted investees		13,520	7,992	51,592	30,286
Result before taxation		109,461	(9,772)	355,934	(51,540)

Tax Benefit (Expense)		(4,602)	5,837	(5,633)	5,743
Profit (loss) for the period		104,859	(3,935)	350,301	(45,797)

Attributable to:	Owners of the company	104,859	(3,935)	350,301	(45,797)
	Non-controlling intrests	-	-	-	-

The contribution to the result is as follows

in thousands of USD	Fourth Quarter 2015	Fourth Quarter 2014	Full Year 2015	Full Year 2014

Tankers	96,697	(11,243)	317,347	(75,250)
FSO	8,162	7,308	32,954	29,453
result after taxation	104,859	(3,935)	350,301	(45,797)

Information per share:

in USD per share	Fourth Quarter 2015	Fourth Quarter 2014	Full Year 2015	Full Year 2014

Weighted average number of shares (basic) *	158,628,151	129,300,666	155,872,171	116,539,018
EBITDA	1.01	0.52	3.61	1.48
EBIT (operating result)	0.67	0.15	2.26	0.10
Result after taxation	0.66	(0.03)	2.25	(0.39)

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have been audited by the statutory auditor.
*The number of shares outstanding on 31 December 2015 is 159,208,949.

2015 Dividend

It will be proposed to the Annual Shareholders' meeting of 12 May 2016 to distribute a gross dividend in the amount of USD 0.82 per share to all shareholders. Subject to shareholder approval, this would bring the total gross dividend paid in relation to 2015 to USD 1.69. Taking into account the gross dividend of USD 0.87 per share already paid in 2015 (on 28 May and 22 September 2015), a balance of a gross amount of USD 0.82 per share will be payable as from 26 May 2016. The share will trade ex-dividend as from 17 May 2016 (record date 18 May 2016).1 The dividend to holders of Euronav shares listed and tradeable on Euronext Brussels will be paid in EUR at the USD/EUR exchange rate of the record date. The dividend calculation is aligned with our policy which refers to 80% payout of net profits excluding exceptional items such as capital gains made on vessel disposals. Exceptional items for 2015 refer to capital gains on the Antarctica (USD 2.1m) and Cap Laurent (USD 11.5m).

Highlights 2015

January

On 15 January 2015 Euronav delivered the VLCC Antarctica (2009 – 315,981 dwt) to its new owners for conversion into an FPSO. Delivery was earlier than expected, resulting in an increased sale price and a corresponding gain on disposal of assets of USD 2.1 million which was recorded in the first quarter of 2015.

On 20 January 2015 Euronav announced the commencement of its underwritten Initial Public Offering in the United States of 13,550,000 ordinary shares. On 23 January 2015 Euronav announced the upsizing (from the initially announced 13,550,000 shares to 16,260,000 shares) of its Initial Public Offering in the United States as well as pricing of the offering at an issue price per share of USD 12.25. As of that date, Euronav's shares offered in the United States commenced trading on the New York Stock Exchange (the "NYSE") under the ticker symbol "EURN". On the same date Euronav launched its U.S. Exchange Offer which enabled shareholders to reposition their shares that were listed and tradeable on Euronext Brussels into shares listed and tradeable on the NYSE.

On 28 January 2015 Euronav announced the closing of its Initial Public Offering of 18,699,000 shares at a public offering price of USD 12.25 per share for gross proceeds of USD 229,062,750. This includes the exercise in full by the underwriters of their overallotment option of 2,439,000 shares.

On 31 January 2015 the 250 remaining outstanding fixed-rate senior unsecured convertible notes due 2015, with a face value of USD 100,000 each, were fully redeemed at par. Euronav held 18 of these notes. Currently there are no convertible notes outstanding.

February

On 6 February 2015 Euronav's share capital was increased following the mandatory contribution in kind of 30 outstanding perpetual convertible preferred equity instruments issued on 13 January 2014 which resulted in the issuance of 9,459,283 new ordinary shares. Currently, there are no perpetual convertible preferred equity instruments outstanding.

1 Shareholders be herewith informed that in view of the proposed dividend payment with record date 18 May 2016, shares cannot be repositioned between the Belgian share register and the U.S. share register as from Monday 16 May 2016, 9 a.m. CET until Thursday 19 May 2016, 9 a.m. CET (such period, a "Freeze Period").
Likewise, in view of the record date of 28 April 2016 relating to the Company's shareholders' meeting on 12 May 2016, another Freeze Period will run from Wednesday 27 April 9 a.m. CET until Friday 29 April 2016, 9 a.m. CET.

On 19 February 2015 and following the closing of its Initial Public Offering on the NYSE, Euronav repaid the USD 235.5 million note issued to partly finance the acquisition of 15 VLCCs as announced on 5 January 2014. As the note was issued below par, in accordance with IFRS, the Company amortized USD 20.4 million (non-cash) in the fourth quarter of 2014, bringing the amortization related to this note for the full year 2014 to USD 31.9 million (non-cash) and a further USD 4.1 million (non-cash) in the first quarter of 2015.

On 26 February 2015 Euronav took delivery of the VLCC Hirado (2011 – 302,550 dwt) which was the third vessel delivered as part of the acquisition of four modern Japanese-built VLCC vessels announced on 8 July 2014.

March

On 23 March 2015 Euronav closed its U.S. Exchange Offer which enabled shareholders to reposition their shares that were listed and tradeable on Euronext Brussels into shares listed and tradeable on the NYSE.

On 30 March 2015 Euronav announced that a total of 42,919,647 shares that were listed and tradeable on Euronext Brussels were repositioned pursuant to the U.S. Exchange Offer into an equal number of shares listed and tradeable on the NYSE.

April

On 1 April 2015 Euronav announced the adoption of a new return to shareholders policy for the group to distribute 80% of its annual net result, excluding exceptional items such as capital gains made on vessel disposals.

On 9 April 2015 Euronav took delivery of the VLCC Hakata (2010 – 302,550 dwt) which was the last vessel delivered as part of the acquisition of four modern Japanese-built VLCC vessels announced on 8 July 2014.

On 27 April 2015 the temporary difference between Euronav's ordinary shares tradeable on the NYSE and its ordinary shares tradeable on Euronext Brussels expired. Since this date all ordinary shares have the same rights and privileges in all respects. As of 28 April 2015 all Euronav shares are fully fungible and are able to trade on both NYSE and Euronext Brussels. Total daily volume is therefore the aggregate of volumes of both exchanges.

May

On 13 May 2015 the General Meeting of Shareholders approved the gross dividend of USD 0.25 per share as proposed by the Board of Directors. This dividend was paid from profits carried forward over financial year 2014 and on this occasion considered part of the dividend policy for 2015.

June

On 16 June 2015 Euronav announced the acquisition through resale of newbuilding contracts of four VLCCs – at the time of acquisition under construction at Hyundai Heavy Industries - for an aggregate purchase price of USD 384 million or USD 96 million per vessel. In addition and against the payment of an option fee of an aggregate amount of USD 8 million, the seller also agreed to grant Euronav an option to acquire up to an additional four VLCCs which are sister vessels to the initial four VLCCs, at a purchase price of USD 98 million each.

July

Euronav was selected as one of the five finalists that made it onto Lloyd's List Company of the Year shortlist from an international list of shipping companies. The Lloyds List Awards are a celebration of the best the shipping industry has to offer. As the awards are adjudicated by an independent panel of shipping industry experts, to be selected for an award is to be recognized by peers.

August

On 19 August 2015 Euronav signed a new USD 750 million senior secured amortizing revolving credit facility for the purpose of (i) refinancing 21 vessels; and (ii) financing four newbuilding VLCCs vessels as well as (iii) Euronav's general corporate and working capital purposes. The facility was used to refinance two existing facilities: the USD 750 million loan agreement dated 22 June 2011 and the USD 65 million facility signed on 23 December 2011.

September

During its meeting of 18 August 2015, the Board of Directors of Euronav approved an interim dividend for the first semester of USD 0.62. Together with the USD 0.25 dividend paid in May, this brings the total dividend paid in 2015 to USD 0.87. The interim dividend of USD 0.62 was paid as from 22 September 2015.

On 25 September 2015 Euronav took delivery of the first vessel of four VLCCs which were recently acquired as resales of existing newbuilding contracts announced on 16 June 2015: the Antigone (2015 – 299,421 dwt).

October

As announced in June when reporting the acquisition of four VLCCs, the Company was granted an option to acquire a further four VLCCs with delivery windows late 2016 and 2017. After careful consideration, the Board decided not to exercise the option to purchase four VLCCs. As a consequence, the value of these options was written off to zero and a USD 8 million non-recurring charge (non-cash) was taken for the third quarter.

Euronav was awarded Company of the Year by Lloyd's List as the Company delivered on a number of strategic goals to become the world's largest, independent quoted crude tanker platform.

November

Euronav sold its Suezmax Cap Laurent (1998 - 146,145 dwt) for USD 22.25 million. The vessel was wholly owned by Euronav. The capital gain on that sale of about USD 11.1 million was recorded in the fourth quarter. The vessel was delivered to its new owner on 26 November 2015.

December

Euronav's Board of Directors unanimously co-opted Mr. Carl Steen as member of the Board and elected him Chairman, following the resignation of the following non-independent directors: Mr. Peter G. Livanos, Mr. Marc Saverys and Mr. Julian Metherell, all of which took effect from the close of the meeting of the Board of Directors of the Company on 3 December 2015. The new Chairman has a breadth of experience in finance and shipping as the former head of the Shipping, Oil Services and International Division of Nordea Bank, one of the largest lenders to the shipping and offshore markets. In addition to his leading role in banking, Mr. Steen has many years of experience on boards of publicly traded companies. His standing in the international shipping and investment communities makes him a real asset to the Company. These changes are part of a process to further increase the independence and diversification of the board as the Company has completed its migration to an independent public company with a highly liquid share and a wide shareholder base. Since listing on the NYSE in January 2015, Euronav has been cognizant of the need to refresh the Board in order to deal with the increasing regulation and complexity that comes from a dual listing.

Events occurred after the end of the financial year ending 31 December 2015

On 15 January 2016 Euronav sold the VLCC Famenne (2001 – 298,412 dwt), one of its two oldest VLCC vessels, for USD 38.4 million. The vessel was wholly owned by Euronav. The capital gain on that sale of about USD 13.8 million was recorded at delivery on 9 March 2016.

On 26 January 2016 Euronav announced the buyback of 500,000 of its own shares on Euronext Brussels at an aggregate cost of EUR 4,762,784.20. Following this transaction, the Company now owns 850,000 own shares (0.53% of the total outstanding shares).

On 26 January 2016 Euronav took delivery of the second vessel of four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: the VLCC Alice (2016 - 343,057 dwt).

In the course of February 2016, Bretta Tanker Holdings Inc., the joint venture partner of Euronav in the four joint ventures formed for the purpose of ordering and owning four Suezmax tankers, expressed their willingness to sell their share in the joint venture companies. Given the current Sale and Purchase (S&P) market volatility and in order to avoid any conflict of interest with a related party, both partners decided to start marketing the four Suezmaxes Eugenie (2010 – 157,672 dwt), Devon (2011 – 157,642 dwt), Maria (2012 – 157,523 dwt), Captain Michael (2012 – 157,648 dwt) for a potential sale in 2016 in order to determine the fair value of each ship. Euronav holds a right of last refusal and may choose to exercise such right should the best offered price for any of the vessels be considered by Euronav as attractive.

Financial calendar 2016

Tuesday 5 April 2016
Annual report 2015 available on website

Wednesday 27 April 2016
Announcement of first quarter results 2016

Thursday 12 May 2016
Annual General Meeting of Shareholders 2016

Thursday 28 July 2016
Announcement of second quarter results 2016

Thursday 25 August 2016
Announcement of final half year results 2016

Wednesday 31 August 2016
Half year report 2016 available on website

Monday 31 October 2016
Announcement of third quarter results 2016

Thursday 26 January 2017
Announcement of fourth quarter results 2016

The Board of Directors, represented by Carl Steen, its Chairman, and the Executive Committee, represented by Paddy Rodgers, Chief Executive Officer, and Hugo De Stoop, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the financial statements as of 31 December 2015 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

On behalf of the Board of Directors:

Paddy Rodgers	Carl Steen
Chief Executive Officer	Chairman of the Board of Directors

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *
Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Annual report 2015 available on website: Tuesday 5 April 2016

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 55 double hulled vessels being one V-Plus vessel, 28 VLCCs (of which 1 in 50%-50% joint venture), two VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Consolidated statement of financial position
(in thousands of USD except per share amounts)

	December 31, 2015	December 31, 2014

ASSETS

Current assets
Trade and other receivables	219,080	194,733
Current tax assets	114	36
Cash and cash equivalents	131,663	254,086
Non-current assets held for sale	24,195	89,000

Total current assets	375,052	537,855

Non-current assets
Vessels	2,288,036	2,258,334
Assets under construction	93,890	-
Other tangible assets	1,048	1,226
Prepayments	2	16,601
Intangible assets	238	29
Receivables	259,908	258,447
Investments in equity-accounted investees	21,637	17,332
Deferred tax assets	935	6,536

Total non-current assets	2,665,694	2,558,505

TOTAL ASSETS	3,040,746	3,096,360

EQUITY and LIABILITIES

Current liabilities
Trade and other payables	79,078	125,555
Tax liabilities	1	1
Bank loans	100,022	146,303
Convertible and other Notes	-	23,124
Provisions	406	412

Total current liabilities	179,507	295,395

Non-current liabilities
Bank loans	952,426	1,088,026
Convertible and other Notes	-	231,373
Other payables	590	489
Deferred tax liabilities	-	-
Employee benefits	2,038	2,108
Amounts due to equity-accounted joint ventures	-	5,880
Provisions	436	381

Total non-current liabilities	955,490	1,328,257

Equity
Share capital	173,046	142,441
Share premium	1,215,227	941,770
Translation reserve	(50)	379
Hedging reserve	-	-
Treasury shares	(12,283)	(46,062)
Other equity interest	-	75,000
Retained earnings	529,809	359,180

Equity attributable to owners of the Company	1,905,749	1,472,708

TOTAL EQUITY and LIABILITIES	3,040,746	3,096,360

Consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014

Shipping revenue
Revenue	846,507	473,985
Gains on disposal of vessels/other tangible assets	13,302	13,122
Other operating income	7,426	11,411
Total shipping revenue	867,235	498,518

Operating expenses
Voyage expenses and commissions	(71,237)	(118,303)
Vessel operating expenses	(153,718)	(124,089)
Charter hire expenses	(25,849)	(35,664)
Losses on disposal of vessels/other tangible assets	(8,002)	-
Impairment on non-current assets held for sale	-	(7,416)
Depreciation tangible assets	(210,156)	(160,934)
Depreciation intangible assets	(50)	(20)
General and administrative expenses	(46,251)	(40,565)
Total operating expenses	(515,263)	(486,991)

RESULT FROM OPERATING ACTIVITIES	351,972	11,527

Finance income	3,312	2,617
Finance expenses	(50,942)	(95,970)
Net finance expenses	(47,630)	(93,353)

Share of profit (loss) of equity accounted investees (net of income tax)	51,592	30,286

PROFIT (LOSS) BEFORE INCOME TAX	355,934	(51,540)

Income tax benefit (expense)	(5,633)	5,743

PROFIT (LOSS) FOR THE PERIOD	350,301	(45,797)

Attributable to:
Owners of the company	350,301	(45,797)

Basic earnings per share	2.25	(0.39)
Diluted earnings per share	2.22	(0.39)

Weighted average number of shares (basic)	155,872,171	116,539,018
Weighted average number of shares (diluted)	157,529,562	116,539,018

Consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014

Profit/(loss) for the period	350,301	(45,797)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(44)	(393)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(429)	(567)
Cash flow hedges - effective portion of changes in fair value	-	1,291
Equity-accounted investees - share of other comprehensive income	1,610	2,106

Other comprehensive income, net of tax	1,136	2,437

Total comprehensive income for the period	351,437	(43,360)

Attributable to:
Owners of the company	351,437	(43,360)

Consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	(45,797)	(45,797)	-	(45,797)
Total other comprehensive income	-	-	(567)	1,291	-	1,713	2,437	-	2,437
Total comprehensive income	-	-	(567)	1,291	-	(44,084)	(43,360)	-	(43,360)

Transactions with owners of the company
Issue of ordinary shares	53,119	421,881	-	-	-	(12,694)	462,306	-	462,306
Issue and conversion convertible Notes	20,103	89,597	-	-	-	(7,422)	102,278	-	102,278
Issue and conversion perpetual convertible preferred equity	10,282	64,718	-	-	-	(3,500)	71,500	75,000	146,500
Equity-settled share-based payment	-	-	-	-	-	3,994	3,994	-	3,994
Total transactions with owners	83,504	576,196	-	-	-	(19,622)	640,078	75,000	715,078

Balance at December 31, 2014	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	350,301	350,301	-	350,301
Total other comprehensive income	-	-	(429)	-	-	1,565	1,136	-	1,136
Total comprehensive income	-	-	(429)	-	-	351,866	351,437	-	351,437

Transactions with owners of the company
Issue of ordinary shares	20,324	208,738	-	-	-	(19,357)	209,705	-	209,705
Conversion perpetual convertible preferred equity	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Dividends to equity holders	-	-	-	-	-	(138,001)	(138,001)	-	(138,001)
Treasury shares	-	-	-	-	33,779	(25,516)	8,263	-	8,263
Equity-settled share-based payment	-	-	-	-	-	1,637	1,637	-	1,637
Total transactions with owners	30,605	273,457	-	-	33,779	(181,237)	156,604	(75,000)	81,604

Balance at December 31, 2015	173,046	1,215,227	(50)	-	(12,283)	529,809	1,905,749	-	1,905,749

Consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2015	2014
	Jan. 1 - Dec 31, 2015	Jan. 1 - Dec 31, 2014

Cash flows from operating activities
Profit (loss) for the period	350,301	(45,797)

Adjustments for:	208,305	217,410
Depreciation of tangible assets	210,156	160,934
Depreciation of intangible assets	50	20
Impairment on non-current assets held for sale	-	7,416
Provisions	91	840
Tax (benefits)/expenses	5,633	(5,743)
Share of profit of equity-accounted investees, net of tax	(51,592)	(30,286)
Net finance expense	47,630	93,353
(Gain)/loss on disposal of assets	(5,300)	(13,118)
Equity-settled share-based payment transactions	1,637	3,994

Changes in working capital requirements	(57,692)	(112,280)
Change in cash guarantees	1	(658)
Change in trade receivables	12,330	(23,755)
Change in accrued income	(13,175)	(8,577)
Change in deferred charges	11,090	(2,124)
Change in other receivables	(34,654)	(64,299)
Change in trade payables	1,190	(10,512)
Change in accrued payroll	255	166
Change in accrued expenses	(1,649)	9,581
Change in deferred income	6,612	(2,016)
Change in other payables	(39,800)	(10,171)
Change in provisions for employee benefits	108	85

Income taxes paid during the period	(109)	67
Interest paid	(50,810)	(54,449)
Interest received	262	421
Dividends received from equity-accounted investees	275	9,410

Net cash from (used in) operating activities	450,532	14,782

Acquisition of vessels	(351,596)	(1,053,939)
Proceeds from the sale of vessels	112,890	123,609
Acquisition of other tangible assets	(8,289)	(123,188)
Acquisition of intangible assets	(258)	(19)
Proceeds from the sale of other (in)tangible assets	95	22
Loans from (to) related parties	39,785	29,508
Proceeds from capital decreases in joint ventures	1,500	1,000
Purchase of joint ventures, net of cash acquired	-	-

Net cash from (used in) investing activities	(205,873)	(1,023,007)

Proceeds from issue of share capital	229,063	475,000
Transaction costs related to issue of share capital	(19,357)	(12,694)
Proceeds from issue of perpetual convertible preferred equity	-	150,000
Transaction costs related to issue perpetual convertible preferred equity	-	(3,500)
Proceeds from sale of treasury shares	8,263	-
Proceeds from new long-term borrowings	931,270	1,395,392
Repayment of long-term borrowings	(1,367,871)	(799,891)
Transaction costs related to issue of loans and borrowings	(8,680)	(15,284)
Dividends paid	(138,003)	(2)

Net cash from (used in) financing activities	(365,315)	1,189,021

Net increase (decrease) in cash and cash equivalents	(120,656)	180,796

Net cash and cash equivalents at the beginning of the period	254,086	74,309
Effect of changes in exchange rates	(1,767)	(1,019)

Net cash and cash equivalents at the end of the period	131,663	254,086